VIA EDGAR

Securities and Exchange Commission
John Reynolds
Assistant Director
Office of Emerging Growth Companies
U S Securities and Exchange Commission
Washington, D.C. 20549

	RE: 	Freedom 4 Wireless, Inc.
		Registration Statement on Form 10-SB12G
		File Number: 000-50783
		Filed: May 27, 2004

Dear Mr. Reynolds:

Thank you for your clarification regarding the above referenced filing. As you stated, the filing status is presently the same as covered in your letter of June 7, 2004. More importantly, nothing has changed as a result of recent contacts by an officer of this company.

As you suggested we are requesting withdrawal of our filing of the Form 10SB12G. It is my plan to re-file after a new registration statement has been prepared.

Also, please be advised that I am the current President of record for Freedom 4 Wireless, Inc.


Sincerely,

/s/ Harry Timmons
________________
Harry Timmons
President
Freedom 4 Wireless, Inc.